UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 4, 2020

MONOCLE ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-38801	82-1751907
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

750 Lexington Avenue, Suite 1501
New York, NY 10022

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 446-6981

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Common Stock and one redeemable Warrant	MNCLU	The Nasdaq Stock Market LLC
Common Stock, par value $0.0001 per share	MNCL	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one share of Common Stock at an exercise price of $11.50	MNCLW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company. ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On November 4, 2020, Monocle Acquisition Corporation, a Delaware corporation (the “Company” or “Monocle”), announced that it had adjourned, without conducting any business, the special meeting of stockholders of the Company (the “Merger Meeting”) relating to the previously announced proposed business combination (the “Business Combination”) with AerSale Corp., a Florida corporation (“AerSale”), to a date, time and place to be determined at a later date. A notice of date, time and place of the adjourned Merger Meeting will be given to stockholders in accordance with applicable law. When reconvened, it is expected that the Company’s stockholders will vote on the proposals described in the proxy statement filed with the Securities and Exchange Commission on October 16, 2020, including a proposal on the Company’s proposed Business Combination.

As previously announced, the Company intends to convene a special meeting of stockholders on Friday, November 6, 2020, at 3:00 p.m., local time, at the offices of Greenberg Traurig, LLP, located at 1750 Tysons Boulevard, Suite 1000, McLean, VA 22102 (the “Extension Meeting”). At the Extension Meeting, stockholders of the Company will be asked to vote on proposals that include an amendment to the Company’s amended and restated certificate of incorporation to extend the date by which the Company has to consummate a business combination by an additional three months, from November 11, 2020 to February 11, 2021.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, Monocle Holdings Inc., a Delaware corporation and a subsidiary of the Company, has filed a prospectus, which includes a definitive proxy statement of Monocle. Monocle has mailed a definitive proxy statement/prospectus and other relevant documents to its stockholders. MONOCLE’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND DOCUMENTS INCORPORATED BY REFERENCE THEREIN FILED IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION, AS THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT AERSALE, MONOCLE AND THE PROPOSED BUSINESS COMBINATION. The definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination have been mailed to stockholders of Monocle as of a record date of September 28, 2020 for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov.

Participants in the Solicitation

Monocle and AerSale and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Monocle’s stockholders in connection with the proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed Business Combination of Monocle’s directors and officers in Monocle’s filings with the SEC, including Monocle’s Form S-1 registration statement, which was declared effective by the SEC on February 6, 2019. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Monocle’s stockholders in connection with the proposed Business Combination will be set forth in the proxy statement/prospectus for the proposed Business Combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the registration statement that the parties intend to file with the SEC.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Monocle’s and AerSale’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Monocle’s and AerSale’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Monocle’s and AerSale’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Amended and Restated Merger Agreement or could otherwise cause the Business Combination to fail to close; (2) the outcome of any legal proceedings that may be instituted against Monocle and AerSale following the announcement of the Amended and Restated Merger Agreement and the Business Combination; (3) the inability to complete the Business Combination, including due to failure to obtain approvals from the stockholders of Monocle and AerSale or other conditions to closing in the Amended and Restated Merger Agreement; (4) the inability to obtain or maintain the listing of the shares of common stock of the post-acquisition company on The Nasdaq Stock Market following the Business Combination; (5) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (7) costs related to the Business Combination; (8) changes in applicable laws or regulations; (9) the possibility that AerSale or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in Monocle’s other filings with the SEC. Monocle cautions that the foregoing list of factors is not exclusive. Monocle further cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Monocle does not undertake to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based unless required to do so under applicable law.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MONOCLE ACQUISITION CORPORATION

By:	/s/ Eric J. Zahler
	Name:	Eric J. Zahler
	Title:	President and Chief Executive Officer

Dated: November 4, 2020